UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

TRADEON INC.
(Exact name of registrant as specified in its corporate charter)

000-53547
(Commission File No.)

Nevada	26-1548693
(State of Incorporation)	(IRS Employer Identification No.)

Jingsu Wujing Lijia Industrial Park
Lijia Town
Wujin District, Changzhou City
Jiangsu Province 213176
People’s Republic of China
(Address of principal executive offices)

+(86) 519-86230102
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

TRADEON INC.
Jingsu Wujing Lijia Industrial Park
Lijia Town
Wujin District, Changzhou City
Jiangsu Province 213176
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 2, 2010 to the holders of record at the close of business on June 8, 2010 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of TradeOn Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated June 9, 2010, among the Company, Best Green Energy Industries Limited, a British Virgin Islands company (“Best Green BVI”), and Best Green Investments Limited (“Best Green Investments”), its sole shareholder (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on June 9, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to TradeOn Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on June 11, 2010.

On the Record Date, 6,794,880 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On June 9, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of the capital stock of Best Green BVI from Best Green Investments in exchange for 20,734,531 shares of Common Stock. As a condition precedent to the consummation of the Share Exchange Agreement, on June 9, 2010, we also entered into a cancellation agreement with Mr. Haifeng Lu, whereby Mr. Lu agreed to the cancellation of 4,000,000 shares of our Common Stock owned by him. As a result of these transactions, Best Green Investments became the owner of approximately 88.1% of our issued and outstanding Common Stock, resulting in a change of control of the Company.

On the Closing Date, Mr. Haifeng Lu submitted his resignation from our Board of Directors and appointed Messrs. Jianliang Shi and Zhengxing Shangguan to our Board of Directors. Mr. Shi’s appointment became effective on the Closing Date, while Mr. Lu’s resignation and the appointment of Mr. Shangguan will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Jiangsu Best Electrical Appliances Co., Ltd. at Jingsu Wujing Lijia Industrial Park, Lijia Town, Wujin District, Changzhou City, Jiangsu Province 213176, People’s Republic of China.

	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Haifeng Lu	4,000,000	58.87%	0		*
Jianliang Shi	0	*	0		*
Zhengxing Shangguan	0	*	0		*
Jianfeng Xu	0	*	0		*
All officers and directors as a group (4 persons named above)	4,000,000	58.87%	0		*
5% Security Holders
Haifeng Lu	4,000,000	58.87%	0		*
Best Green Investments Limited	0	*	20,734,531		88.1%
Marsel Gilyazov	0	*	20,734,531	(3)	88.1%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 6,794,880 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 23,529,411 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of the Closing Date).

(3)	Represents 20,734,531 shares that are indirectly held by Mr. Gilyazov, through Best Green Investments Limited, a BVI company owned and controlled by him. The shares held by Best Green Investments are subject to an option agreement, which gives our Chairman and Chief Executive Officer, Mr. Jianliang Shi, and his wife Xueqin Wang an option to acquire 51% and 49% equity interest of Best Green Investments, respectively. For details regarding this option agreement, see “Transactions with Related Persons” below.

Changes in Control

On April 24, 2010, Marsel Gilyazov entered into an option agreement with our Chairman and Chief Executive Officer, Mr. Jianliang Shi, and his wife Xueqin Wang, pursuant to which they were granted options to purchase 51% and 49% equity interest of Best Green Investments, respectively. For details regarding this option agreement, see “Transactions with Related Persons” below. Other than the foregoing, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Haifeng Lu, who was elected to serve until his successor is duly elected and qualified. Mr. Lu has submitted a letter of resignation and Messrs. Jianliang Shi and Zhengxing Shangguan have been appointed to our Board of Directors. Mr. Shi’s appointment became effective on the Closing Date, while Mr. Lu’s resignation and the appointment of Mr. Shangguan will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Jianliang Shi	46	Chairman and Chief Executive Officer
Jianfeng Xu	36	Chief Financial Officer
Zhengxing Shangguan (1)	41	Director and Executive Vice President
Haifeng Lu (2)	23	Director

(1)	Will become a director on the Effective Date.

(2)	Former President, Chief Financial Officer and Secretary prior to June 9, 2010 and current director until the Effective Date.

Jianliang Shi. Mr. Shi became our Chairman and Chief Executive Officer on June 9, 2010, the day that we consummated our reverse acquisition of Best Green BVI. Mr. Shi founded our variable interest entities in 1990 and became the chairman and chief executive officer of our variable interest entities at that time. He is currently the honored executive member of Wujin Light Industry Chamber of Commerce. He was also acknowledged as a Top 10 Entrepreneur by local government each year from 2002 to 2009.

Jianfeng Xu. Ms. Xu became our Chief Financial Officer on June 9, 2010, the day that we consummated our reverse acquisition of Best Green BVI. She has served as the chief financial officer of our variable interest entities since 2000. Prior to joining our company, she was account of Wujin Dyeing Machine Company from 1993 to 1999. Ms. Xu received bachelor’s degree in accounting from Changzhou Institute of Technology in 2003.

Zhengxing Shangguan. Mr. Shangguan became Executive Vice President on June 9, 2010, the day that we consummated our reverse acquisition of Best Green BVI, and will become our Director on the Effective Date. He has served as a director and executive vice president of our variable interest entities since 1996. He has more than 10 years of experience in management positions as production and sales manager, focusing on sales and production.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

  On June 9, 2010, we entered into a cancellation agreement with Mr. Haifeng Lu, whereby Mr. Lu agreed to the cancellation of 4,000,000 shares of our Common Stock owned by him. At the time he entered into the cancellation agreement, Mr. Lu was our sole director and officer.

  On April 24, 2010, Marsel Gilyazov entered into an option agreement with our Chairman and Chief Executive Officer, Mr. Jianliang Shi, and his wife Xueqin Wang, pursuant to which they were granted options to purchase 51% and 49% equity interest of Best Green Investments, respectively. They may exercise these options sixty (60) days after the date on which a current report on Form 8-K is filed with the SEC in respect of the Share Exchange Agreement, and ending on the fifth annual anniversary of that date.

  Our variable interest entity Changzhou City Wujin Best Electronic Cables Co., Ltd., a PRC company (“Best Cable”), entered into a Maximum Amount Guarantee Contract with Wujin Subbranch of Agricultural Bank China (“Wujin ABC”), under which KK Lighting, Mr. Jianliang Shi and his wife Xueqin Wang agreed to act as guarantors for loans borrowed by Best Cable from Wujin ABC. The maximum guaranteed amount is RMB 20,000,000 (approximately $2,926,544) for any loans borrowed by Best Cable from Wujin ABC from July 1, 2009 to June 30, 2010.

  Best Cable entered into a Maximum Amount Guarantee Contract with Jiangnan Rural Commercial Bank, under which KK Lighting and Mr. Jianliang Shi agreed to act as guarantors for loans borrowed by Best Cable from Jiangnan Rural Commercial Bank. The maximum guaranteed amount is RMB 3,500,000 (approximately $512,145) for any loans borrowed by Best Cable from Jiangnan Rural Commercial Bank from February 5, 2010 to February 4, 2011.

  Best Cable entered into a Maximum Amount Guarantee Contract with Jiangnan Rural Commercial Bank, under which KK Lighting and Mr. Jianliang Shi agreed to act as guarantors for loans borrowed by Best Cable from Jiangnan Rural Commercial Bank. The maximum guaranteed amount is RMB 12,000,000 (approximately $1,755,926) for any loans borrowed by Best Cable from Jiangnan Rural Commercial Bank from April 21, 2010 to April 20, 2012.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2009, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Jianliang Shi’s experience and tenure of having been the founder our variable interest entities in 1990, and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

		Salary	Total
Name and Principal Position	Year	($)	($)
Jianliang Shi,	2009	$8,000	$8,000
Chairman and Chief Executive Officer (1)	2008	$8,000	$8,000
Haifeng Lu,	2009	-	-
Director and Former President and CFO (2)	2008	-	-
Amit Sachs,	2009	-	-
Former President (3)	2008	-	-

(1)

On June 9, 2010, we acquired Best Green BVI in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Jianliang Shi became our Chairman and Chief Executive Officer. Prior to the effective date of the reverse acquisition, Mr. Shi served at Best Green BVI’s wholly owned subsidiary Best Green Energy (Changzhou) Co., Ltd. (“Best Green Changzhou”) as its Chief Executive Officer. The annual, long term and other compensation shown in this table include the amount Mr. Shi received from Best Green Changzhou prior to the consummation of the reverse acquisition.

(2)	Mr. Haifeng Lu resigned from all offices he held with us upon the closing of the reverse acquisition of Best Green BVI on June 9, 2010. Mr. Lu is our director until the Effective Date.

(3)	Mr. Amit Sachs resigned as our President on May 10, 2010.

Employment Agreements

We do not have any employment agreements with any of our management.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officer.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2009.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2009 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, TradeOn Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 30, 2010
TRADEON INC.

	By:	/s/ Jianliang Shi
Jianliang Shi
Chief Executive Officer